                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)*

                          TRANSATLANTIC HOLDINGS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   893521 10 4
                                 (CUSIP NUMBER)

                               KATHLEEN E. SHANNON
                       SENIOR VICE PRESIDENT AND SECRETARY
                       AMERICAN INTERNATIONAL GROUP, INC.
                                 70 PINE STREET
                               NEW YORK, NEW YORK
                                 (212) 770-7000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 4, 2009
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP NO. 893521 10 4

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: S.S. OR I.R.S.             AMERICAN
     IDENTIFICATION NO. OF ABOVE PERSON:                  INTERNATIONAL
                                                          GROUP, INC.
                                                          (I.R.S. IDENTIFICATION
                                                          NO. 13-2592361)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A)[ ]
                                                                          (B)[ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:                                             NOT APPLICABLE

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [X]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                   INCORPORATED IN THE
                                                             STATE OF DELAWARE

--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER:

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8.   SHARED VOTING POWER:                              9,193,341
BENEFICIALLY
OWNED BY EACH   ----------------------------------------------------------------
  REPORTING     9.   SOLE DISPOSITIVE POWER:
 PERSON WITH
                ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER:                         9,193,341

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH  REPORTING PERSON:                                        9,193,341

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                   13.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                                            HC, CO

--------------------------------------------------------------------------------


                               PAGE 2 OF 15 PAGES

                                 SCHEDULE 13D/A

CUSIP NO. 893521 10 4

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: S.S. OR I.R.S.             AIG COMMERCIAL
     IDENTIFICATION NO. OF ABOVE PERSON:                  INSURANCE GROUP, INC.
                                                          (I.R.S. IDENTIFICATION
                                                          NO. 13-3386798)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A)[ ]
                                                                          (B)[ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:                                             NOT APPLICABLE

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                   INCORPORATED IN THE
                                                             STATE OF DELAWARE

--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER:

                ----------------------------------------------------------------
  NUMBER OF     8.   SHARED VOTING POWER:                              9,193,341
   SHARES
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:
  REPORTING
 PERSON WITH    ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER:                         9,193,341

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                                                 9,193,341

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                   13.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                                            HC, CO

--------------------------------------------------------------------------------


                               PAGE 3 OF 15 PAGES

                                 SCHEDULE 13D/A

CUSIP NO. 893521 10 4

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: S.S. OR I.R.S.             AIU HOLDINGS, INC.
     IDENTIFICATION NO. OF ABOVE PERSON:                  (I.R.S. IDENTIFICATION
                                                          NO. 20-5971809)


--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A)[ ]
                                                                          (B)[ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:                                             NOT APPLICABLE

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                   INCORPORATED IN THE
                                                             STATE OF DELAWARE

--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER:

                ----------------------------------------------------------------
  NUMBER OF     8.   SHARED VOTING POWER:                              9,193,341
   SHARES
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:
  REPORTING
 PERSON WITH    ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER:                         9,193,341

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                                                 9,193,341

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                   13.9%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                             HC, CO

--------------------------------------------------------------------------------


                               PAGE 4 OF 15 PAGES

                                 SCHEDULE 13D/A

CUSIP NO. 893521 10 4

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: S.S. OR I.R.S.             AMERICAN HOME
     IDENTIFICATION NO. OF ABOVE PERSON:                  ASSURANCE  COMPANY
                                                          (I.R.S. IDENTIFICATION
                                                          NO. 13-5124990)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A)[ ]
                                                                          (B)[ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:                                             NOT APPLICABLE

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                   INCORPORATED IN THE
                                                             STATE OF NEW YORK

--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER:

                ----------------------------------------------------------------
  NUMBER OF     8.   SHARED VOTING POWER:                              9,193,341
   SHARES
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:
  REPORTING
 PERSON WITH    ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER:                         9,193,341

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                                                 9,193,341

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                   13.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                                            IC, CO

--------------------------------------------------------------------------------


                               PAGE 5 OF 15 PAGES

ITEM 1. SECURITY AND ISSUER.

          This Amendment No. 18 (this "Amendment") to the Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $1.00 per share ("Common Stock"), of Transatlantic Holdings, Inc., a Delaware corporation (the "Company"). Other than with respect to Item 3, this Amendment amends and restates the Schedule 13D dated August 13, 1991, as amended and supplemented by Amendment No. 1, dated November 3, 1993, Amendment No. 2, dated March 4, 1994, Amendment No. 3, dated March 31, 1994, Amendment No. 4, dated November 21, 1995, Amendment No. 5, dated July 2, 1998, Amendment No. 6, dated August 7, 1998, Amendment No. 7, dated September 11, 1998, Amendment No. 8, dated January 19, 1999, Amendment No. 9, dated March 4, 1999, Amendment No. 10, dated March 11, 1999, Amendment No. 11, dated April 19, 1999, Amendment No. 12, dated July 26, 1999, Amendment No. 13, dated September 10, 1999, Amendment No. 14, dated December 10, 1999, Amendment No. 15, dated September 27, 2007, Amendment No. 16, dated September 26, 2008 and Amendment No. 17, dated May 28, 2009 previously filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and its wholly owned subsidiary, American Home Assurance Company, a New York corporation ("AHAC"). The principal executive offices of the Company are located at 80 Pine Street, New York, New York 10005.

ITEM 2. IDENTITY AND BACKGROUND.

General

(a) through (c) and (f). This Amendment is being filed by AIG on behalf of itself, AHAC and AIG Commercial Insurance Group, Inc. and AIU Holdings, Inc. (f/k/a AIG Property Casualty Group, Inc.), each a Delaware corporation and a wholly owned subsidiary of AIG (together, the "HoldCos" and collectively with AIG and AHAC, the "Reporting Persons"). In addition, of the 9,193,341 shares of Common Stock that may be deemed beneficially owned by AIG, 679 shares of Common Stock are held by certain mutual funds that are advised or managed by subsidiaries of AIG. AIG is a holding company which, through its subsidiaries (including AHAC), is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's primary activities include both general and life insurance and retirement services operations. Other significant activities include financial services and asset management. AHAC is a multiple line insurance company which is authorized to write substantially all lines of property and casualty insurance in each state of the United States and abroad. Each of the HoldCos is a holding company for AIG's general insurance subsidiaries. The principal executive offices of AIG are located at 70 Pine Street, New York, New York 10270. The principal executive offices of the HoldCos and AHAC are located at 175 Water Street, New York, New York 10038.


           On September 22, 2008, AIG and the Federal Reserve Bank of New York (the "NY Fed") entered into a revolving credit facility (as amended, the "Fed Credit Agreement") and a Guarantee and Pledge Agreement. Pursuant to the Fed Credit Agreement, on March 4, 2009 AIG issued 100,000 shares of AIG Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share (the "Series C Preferred Stock"), to the AIG Credit Facility Trust (the "Trust") established for the sole benefit of the United States Department of the Treasury. The Trust currently holds all of the outstanding shares of Series C Preferred Stock, which are, to the extent permitted by law, entitled to vote on all matters with the holders of shares of AIG's common stock and, as of May 22, 2009, represent approximately, 79.81 percent of the voting power of AIG's shareholders entitled to vote on such matters, on an as converted basis.


          Starr International Company, Inc., a Panamanian corporation ("SICO"), has the sole power to vote and direct the disposition of 205,845,399 shares of common stock, par value $2.50 per share, of AIG ("AIG Shares") of which 15,700,000 shares are held by Starr International Investments, Ltd., a wholly owned subsidiary of SICO, and 190,145,399 shares are held directly by SICO. C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), has the shared power to vote and direct the disposition of 19,073,502 AIG Shares (8,580,850 of which are held by the C.V. Starr & Co., Inc. Trust

("Starr Trust"), of which Starr is a beneficiary). Pursuant to an investment management agreement, Starr has the shared power to direct the disposition of 2,112,119 AIG Shares held by Universal Foundation, Inc., a Panamanian Corporation ("Universal Foundation"). Maurice R. Greenberg, a United States citizen, has the sole power to vote and direct the disposition of 2,487,500 AIG Shares, which may be acquired pursuant to stock options previously granted by AIG to Mr. Greenberg as a then officer and director of AIG. Mr. Greenberg has shared power to vote and direct the disposition of 58,292,582 AIG Shares, 12,888,666 of which are held as a tenant in common with Mr. Greenberg's wife, 71,417 of which are held in family trusts of which Mr. Greenberg is a trustee, 10,492,652 of which are held by Starr (8,580,850 shares of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Greenberg is a trustee), 989,308 of which are held by the Maurice R. and Corinne P. Greenberg Family Foundation, Inc., a New York not-for-profit corporation (the "Greenberg Foundation"), of which Mr. Greenberg, his wife and family members are directors and 25,269,689 of which are held by the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, a Florida limited liability company (the "Greenberg Joint Tenancy Company"), of which the Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc. (the "Greenberg Joint Tenancy Corporation") is the sole and managing member. Mr. Greenberg owns 27.27% of the voting common stock of Starr directly. The Greenberg Foundation has the shared power to vote and direct the disposition of such 989,308 AIG Shares. The Greenberg Joint Tenancy Company has the shared power to vote and direct the disposition of such 25,269,689 AIG Shares. Edward E. Matthews, a United States citizen, has the sole power to vote and direct the disposition of 281,875 AIG Shares, which may be acquired pursuant to stock options previously granted by AIG to Mr. Matthews as a then officer and director of AIG. Mr. Matthews has shared power to vote and direct the disposition of 8,580,850 AIG Shares, all of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Matthews is a trustee.

          The principal executive offices of SICO are located at Baarerstrasse 101, CH-6300 Zug, Switzerland and it also maintains an office at Mercury House, 101 Front Street, Hamilton HM12, Bermuda. The principal executive offices of Starr and the Greenberg Foundation are located at 399 Park Avenue, 17th Floor, New York, New York 10022. The principal executive offices of Universal Foundation are located at Mercury House, 101 Front Street, Hamilton HM 12, Bermuda. The principal executive offices of the Greenberg Joint Tenancy Company are located at 35 Ocean Reef Drive, Key Largo, Florida 33037. The names of the directors and executive officers ("Covered Persons") of AIG, the HoldCos, AHAC, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Corporation, their business addresses and principal occupations, including the business addresses and principal occupations of Messrs. Greenberg and Matthews, are set forth in Exhibit 99.2 attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for Messrs. Greenberg and Matthews and each other Covered Person is also the address of the principal employer of such person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Tse and Walsh, who are British Subjects, Dr. Jacob A. Frenkel, who is a citizen of the State of Israel and the Republic of Poland, Mr. Osborne, Ms. Barclay, Mr. Johnson and Ms. Barnes, who are citizens of the United Kingdom, and Mr. Zalamea, Ms. Fernando and Mr. Colayco, who are citizens of the Republic of the Philippines.

          All information provided in this Amendment (including, without limitation, in this Item 2 and Exhibit 99.2 to this Amendment) with respect to Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation, and the Greenberg Joint Tenancy Company and their respective directors and executive officers is provided based solely on the information set forth in the most recent amendment to Schedule 13D relating to AIG Shares filed on March 20, 2007 on behalf of Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company. This information has not been updated to reflect changes in the ownership by such parties of AIG Shares that are disclosed in filings made by one or more of such parties under Section 16 of the Securities Exchange Act of 1934, as amended ("Act"). In each case, such information may not be accurate or complete and AIG takes no responsibility therefor and makes no representation to its accuracy or completeness as of the date hereof or any subsequent date.

(d) and (e):

          2006 Regulatory Settlements

          In February 2006, AIG reached a final settlement with the Securities and Exchange Commission ("SEC"), the United States Department of Justice ("DOJ"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolved outstanding litigation filed by the SEC, NYAG and DOI against AIG and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG made payments or placed amounts in escrow in 2006 totaling approximately $1.64 billion, $225 million of which represented fines and penalties. The following is additional information regarding the settlements.

          AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment on February 9, 2006:
(a) permanently restraining and enjoining AIG from violating Section 17(a) of the Securities Act of 1933, as amended ("Securities Act"), and Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1
of the Act; (b) ordering AIG to pay disgorgement; and (c) ordering AIG to pay a civil penalty.

          In February 2006, AIG and the DOJ entered into a letter agreement. In the letter agreement, the DOJ notified AIG that in its view, AIG, acting through some of its employees, violated federal criminal law in connection with misstatements in periodic financial reports that AIG filed with the SEC between 2000 and 2004 relating to certain transactions. The settlement with the DOJ consists of, among other things, AIG's cooperating with the DOJ in the DOJ's ongoing criminal investigation, accepting responsibility for certain of its actions and those of its employees relating to these transactions and paying money into a fund. Also effective February 9, 2006, AIG entered into agreements with the NYAG and the DOI, settling claims under New York's Martin Act and insurance laws, among other provisions, which were originally brought by the NYAG and the DOI in a civil complaint filed on May 26, 2005.

          As part of these settlements, AIG has agreed to retain for a period of three years an independent consultant who will conduct a review that will include the adequacy of AIG's internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.

          PNC Settlement

          In November 2004, AIG and AIG Financial Products Corp. ("AIGFP"), a subsidiary of AIG, reached a final settlement with the SEC, the Fraud Section of the DOJ and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and The PNC Financial Services Group, Inc. ("PNC"), the marketing of transactions similar to the PNC transactions and related matters.

          As part of the settlement, the SEC filed against AIG a civil complaint, based on the conduct of AIG primarily through AIGFP, alleging violations of certain antifraud provisions of the federal securities laws and for aiding and abetting violations of reporting and record keeping provisions of those laws. AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment permanently enjoining it and its employees and related persons from violating certain provisions of the Act, Act rules and the Securities Act, ordering disgorgement of fees it received from the PNC transactions and providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee.

          The DOJ filed against AIGFP PAGIC Equity Holding Corp. ("AIGFP PAGIC"), a wholly owned subsidiary of AIGFP, a criminal complaint alleging that AIGFP PAGIC violated federal securities laws by aiding and abetting securities law violations by PNC, in connection with a transaction entered into in 2001 with PNC that was intended to enable PNC to remove certain assets from its balance sheets. The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a complaint filed against, and deferred prosecution agreement with, AIGFP PAGIC. Under the terms of the settlement, AIGFP paid a monetary penalty of $80 million. On January 17, 2006, the court approved an order dismissing the complaint with prejudice. The obligations of AIG, AIGFP and AIGFP PAGIC under the DOJ agreements relate principally to cooperating with the DOJ and other federal agencies in connection with their related investigations.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

          On September 26, 2008, AIG publicly announced that it was exploring all strategic alternatives in connection with the potential disposition or other monetization of its and the other Reporting Persons' interests in the Company. In response to certain strategic alternatives communicated by AIG to the Company, the board of directors of the Company formed a special committee of its board of directors consisting of directors who are independent of AIG and the management of AIG to consider such strategic alternatives, as well as to explore and consider any potential merger, third-party tender offer or other business combination involving all of the outstanding shares of Common Stock of the Company.

          On May 28, 2009, the Company filed a prospectus supplement to the prospectus contained in Post-Effective Amendment No. 1 to its registration statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") covering a public offering of up to 26 million shares of Common Stock of the Company held by AIG and AHAC (plus up to an additional 3.9 million shares of Common Stock subject to the Underwriters' (as defined below) 30-day option) (the "Offering").

          Concurrently with the filing of the Registration Statement, AIG, AHAC and the Company entered into a master separation agreement (including the exhibits thereto, the "Separation Agreement"), to effect the orderly separation of AIG, AHAC and the Company. A copy of the Separation Agreement and certain exhibits thereto are filed as an exhibit to Amendment No. 17 to the Statement on
Schedule 13D, dated May 28, 2009 and is incorporated by reference to this
Item 4.

          On June 4, 2009 AIG, AHAC and the Company entered into an underwriting agreement (the "Underwriting Agreement") with J.P. Morgan Securities Inc. and Goldman, Sachs & Co. as representatives of the several underwriters (the "Underwriters"), which is filed as an exhibit to this Schedule 13D and incorporated by reference to this Item 4. Pursuant to the Underwriting Agreement, each of AIG and AHAC have agreed to sell to the Underwriters an aggregate of 26 million shares of Common Stock of the Company at a price of $38.00 per share, and on June 5, 2009 the Underwriters exercised their option to purchase an additional 3.9 million shares of Common Stock. At the completion of the Offering, AIG and AHAC will own 9,193,341 shares of Common Stock, representing 13.9% of the Common Stock of the Company. AIG and AHAC will continue to explore all strategic alternatives in connection with the potential disposition or other monetization of their remaining shares of Common Stock of the Company

          Concurrently with the execution of the Underwriting Agreement, AIG, AHAC and the Company closed the transactions contemplated in the Separation Agreement (the "Closing"). At the Closing, AIG, AHAC and the Company entered into a registration rights agreement, in substantially the form attached as Exhibit C to the Separation Agreement (the "Rights Agreement"), which will become effective upon completion of the Offering, pursuant to which the Company will grant to AIG and AHAC certain rights to require the Company to register with the SEC any of AIG's and AHAC's respective shares of Common Stock of the Company that were not sold in the Offering (either by a shelf registration which must be kept effective, or if a shelf registration is not available, a newly filed registration statement). Under the Rights Agreement, the registration must contemplate the right of AIG and AHAC to offer their respective shares of Common Stock of the Company in subsequent underwritten offerings.

          In addition, at the Closing, each of the Company, AIG and AHAC entered into a stockholders agreement, in substantially the form attached as Exhibit E to the Separation Agreement, which among other things, provides certain information rights to AIG and AHAC, post-Closing and imposes certain transfer andstandstill restrictions on AIG, AHAC, their respective affiliates and their respective directors and officers as set forth therein. The stockholders agreement will become effective upon completion of the Offering.

          Also at the Closing, in their capacity as holders of a majority of the Common Stock, AIG and AHAC executed a consent to restate the Company's certificate of incorporation to increase the number of authorized shares of Common Stock and preferred stock that the Company may issue and to effect other changes as set forth in the Company's Restated Certificate of Incorporation. The Company will file with the Secretary of State of the State of Delaware the Restated Certificate of Incorporation, in the form attached as Exhibit H to the Separation Agreement.

          The foregoing descriptions of the Underwriting Agreement and certain provisions of the Separation Agreement and certain exhibits to the Separation Agreement are qualified in their entirety by reference to the the Underwriting Agreement and Separation Agreement and the exhibits to the Separation Agreement.

          Except as disclosed above, none of the Reporting Persons or, to the best of their knowledge, any Covered Persons, has any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of the Schedule 13D. AIG has no available information regarding any such plans or proposals of Messrs. Greenberg and Matthews, SICO, Starr, Starr Trust, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company or their respective directors and executive officers.

          One of the Company's current directors is a retired executive officer of AIG who held the following position with AIG: Thomas R. Tizzio, retired Senior Vice Chairman - General Insurance.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b). The information required by these paragraphs for the Reporting Persons is set forth in Items 7 through 11 and 13 of each of the cover pages of this Amendment and is incorporated herein by reference in its entirety.

          (c). Since the filing of Amendment No. 16 to Schedule 13D, dated September 26, 2008, certain mutual funds which are advised or managed by AIG sold 83 shares as follows:

Date      Number of Shares Sold   Price Per Share
----      ---------------------   ---------------
3/31/09             30                 $36.27
3/31/09             16                 $36.27
3/31/09             37                 $36.27

          The sales described above were made in the open market.

          None of the Reporting Persons or, to the best of their knowledge, any Covered Persons (as listed in Exhibit 99.2), has engaged in any transactions in the Common Stock of the Company during the past sixty days, other than the transactions described above.

          AIG has no available information regarding the beneficial ownership of or transactions in the Common Stock of the Company by Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company or their respective directors and executive officers.

          (d) - (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In connection with an offering of 5.75% Senior Notes due 2015 (the "Notes") by the Company, (i) AIG and the Company entered into a Letter Agreement, dated December 7, 2005, relating to the purchase by certain subsidiaries of AIG of $450,000,000 aggregate principal amount of the Notes, and
(ii) the Company and those

AIG subsidiaries entered into a Registration Rights Agreement, dated February 2, 2006, relating to the resale of the Notes on a registered basis.

          The Letter Agreement and Registration Rights Agreement are filed as exhibits hereto and incorporated by reference into this Item 6.

          AIG pledged its shares of Common Stock as collateral for a two-year, $85 billion secured revolving credit facility provided by the Federal Reserve Bank of New York pursuant to a guarantee and pledge agreement. The guarantee and pledge agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference into this Item 6.

          On February 27, 2009 AIG, AHAC and AIU Holdings, Inc. ("AIUH") entered into an agreement (the "Make-Whole Agreement"), which is filed as an exhibit to this Schedule 13D, whereby AIG agreed that in the event that either of AHAC or another insurance company subsidiary of AIUH sells its shares of Common Stock of the Company at a price below statutory book value of such shares, AIG would pay to AHAC or such insurance company subsidiary, as applicable, an amount in cash equal to the difference between the statutory book value of such shares and the actual sale price of the shares sold.

          The responses to Item 4 are incorporated herein by reference, which are qualified in their entirety by reference to the Underwriting Agreement and the Separation Agreement and the exhibits to Separation Agreement. A copy of the Underwriting Agreement, is filed as an exhibit to this Schedule 13D and is incorporated by reference to this Item 6, and a copy of the Separation Agreement, including certain exhibits thereto, is filed as an exhibit to this
Schedule 13D and is incorporated by reference to this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          (99.1) Amended and Restated Agreement of Joint Filing, dated September 27, 2007, by and among AIG, the HoldCos and AHAC (incorporated by reference from Amendment 15 to the Statement on Schedule 13D, dated September 27, 2007).

          (99.2) List of the Directors and Executive Officers of American International Group, Inc., AIG Commercial Insurance Group, Inc., AIU Holdings, Inc., American Home Assurance Company, Starr International Company, Inc., C.V. Starr & Co., Inc., Universal Foundation, Inc., The Maurice R. and Corinne P. Greenberg Family Foundation, Inc. and The Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc., their business addresses and principal occupations (filed herewith).

          (99.3) Letter Agreement, dated December 7, 2005, by and among AIG, certain subsidiaries of AIG and the Company (incorporated by reference from Exhibit 1.2 to the Company's Current Report on Form 8-K, dated December 9,
2005).

          (99.4) Registration Rights Agreement, dated February 2, 2006, by and among AIG, certain subsidiaries of AIG and the Company (incorporated by reference from Exhibit 4.1.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).

          (99.5) Guarantee and Pledge Agreement, dated as of September 22, 2008, by and among AIG, the Guarantors named therein and the Federal Reserve Bank of New York (incorporated by reference from Exhibit 99.2 to AIG's Current Report on Form 8-K, dated September 26, 2008).

          (99.6) Master Separation Agreement (including certain exhibits thereto), dated as of May 28, 2009, by and among AIG, AHAC and the Company (incorporated by reference from Amendment No. 17 to the Statement on Schedule 13D, dated May 28, 2009).

          (99.7) Make Whole Agreement, dated February 27, 2009 (incorporated by reference from Amendment No. 17 to the Statement on Schedule 13D, dated May 28,
2009).

          (99.8) Underwriting Agreement, dated as of June 4, 2009, by and among AIG, AHAC, the Company and J.P. Morgan Securities Inc. and Goldman, Sachs & Co. as representatives of the several underwriters (filed herewith).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 5, 2009

                                        AMERICAN INTERNATIONAL GROUP, INC.


                                        By: /s/ Kathleen E. Shannon
                                            ------------------------------------
                                        Name:  Kathleen E. Shannon
                                        Title: Senior Vice President and
                                               Secretary


                                        AMERICAN HOME ASSURANCE COMPANY


                                        By: /s/ Robert S. H. Schimek
                                            ------------------------------------
                                        Name:  Robert S. H. Schimek
                                        Title: Senior Vice President,
                                               Chief Financial Officer
                                               and Treasurer


                                        AIG COMMERCIAL INSURANCE GROUP, INC.


                                        By: /s/ Robert S. H. Schimek
                                            ------------------------------------
                                        Name:  Robert S. H. Schimek
                                        Title: Executive Vice President,
                                               Chief Financial Officer
                                               and Treasurer



                                        AIU HOLDINGS, INC.


                                        By: /s/ Robert S. H. Schimek
                                            ------------------------------------
                                        Name:  Robert S. H. Schimek
                                        Title: Executive Vice President,
                                               Chief Financial Officer
                                               and Treasurer

                                  EXHIBIT INDEX

Exhibit No.                            Description                                    Location
-----------                            -----------                                    --------
99.1          Amended and Restated Agreement of Joint Filing, dated September      Incorporated by reference from
              27, 2007, by and among AIG, the HoldCos and AHAC.                    Amendment 15 to the Statement on
                                                                                   Schedule 13D, dated September 27, 2007.

99.2          List of the Directors and Executive Officers of American             Filed herewith.
              International Group, Inc., AIG Commercial Insurance Group, Inc.,
              AIU Holdings Inc., American Home Assurance Company, Starr
              International Company, Inc., C.V. Starr & Co., Inc., Universal
              Foundation, Inc. and The Maurice R. and Corinne P. Greenberg
              Family Foundation, Inc. and The Maurice R. and Corinne P.
              Greenberg Joint Tenancy Corporation, Inc., their business
              addresses and principal occupations.

99.3          Letter Agreement, dated December 7, 2005, by and among AIG,          Incorporated by reference from
              certain subsidiaries of AIG and the Company.                         Exhibit 1.2 to the Company's Current
                                                                                   Report on Form 8-K, dated December 9,
                                                                                   2005.

99.4          Registration Rights Agreement, dated February 2, 2006, by and        Incorporated by reference from
              among AIG, certain subsidiaries of AIG and the Company.              Exhibit 4.1.5 to the Company's Annual
                                                                                   Report on Form 10-K for the year
                                                                                   ended December 31, 2005.

99.5          Guarantee and Pledge Agreement, dated as of September 22, 2008,      Incorporated by reference from Exhibit 99.2
              by and among AIG, the Guarantors named therein and the Federal       to AIG's Current Report on Form 8-K, dated
              Reserve Bank of New York.                                            September 26, 2008.

99.6          Master Separation Agreement (including certain exhibits thereto),    Incorporated by reference from Amendment 17 to
              dated May 28, 2009, by and among AIG, AHAC and the Company.          the Statement on Schedule 13D, dated May 28,
                                                                                   2009.

99.7          Make-Whole Agreement, dated February 27, 2009                        Incorporated by reference from Amendment 17 to
                                                                                   the Statement on Schedule 13D, dated May 28,
                                                                                   2009.

99.8          Underwriting Agreement, dated June 4, 2009, by and among             Filed herewith.
              AIG, AHAC, the Company and J.P. Morgan Securities, Inc. and
              Goldman, Sachs & Co. as representatives of the several
              underwriters.